Exhibit 99.1

Ozon Informs about Further Developments at Ozon Bank

March 31, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), a leading Russian e-commerce platform, announces that today its banking subsidiary, Limited Liability Company Ozon Bank (“Ozon Bank”), was removed from the Specially Designated Nationals and Blocked Persons List (the “SDN List”) by the Office of Foreign Assets Control (“OFAC”) of the U.S. Treasury Department.

As per our press release “Ozon Informs about Developments at Ozon Bank”, on February 24, 2022, Ozon Bank was included in the SDN List by OFAC as an entity “linked to Sovcombank Open Joint Stock Company”. Ozon acquired 100% of share capital of Oney Bank LLC (now Ozon Bank) from Sovcombank on May 26, 2021, when Oney Bank ceased to be an affiliate of Sovcombank. On February 25, 2022, Ozon filed a request to OFAC to remove Ozon Bank from the SDN List because Ozon Bank is not linked to Sovcombank.

Ozon and its subsidiaries are not listed on any U.S., EU or UK sanctions lists. Ozon notes that there are no restrictions on the ability of U.S. persons to acquire and trade in Ozon’s securities, and non-U.S. persons are not exposed to any U.S. secondary sanctions risks in connection with such transactions.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Ozon’s platform offers one of the widest selections of goods across multiple product categories. Ozon’s country-wide warehouse footprint includes around one million square meters. Its infrastructure enables Ozon to provide Russian population with a fast and convenient delivery via couriers, pick-up points and parcel lockers. Ozon’s extensive logistics and fast-developing marketplace allow over 90 thousand entrepreneurs to sell their products across Russia’s 11 time zones to more than 25 million customers. In addition to its core e-commerce business, Ozon is expanding Ozon fintech and other value-added services, such as its quick commerce and online grocery solution Ozon Express. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, Ozon

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, Ozon

pr@ozon.ru